

Mail Stop 4546

August 28, 2017

Alon Seri-Levy
Chief Executive Officer
Sol-Gel Technologies Ltd.
7 Golda Meir St., Weizmann Science Park
Ness Ziona, 7403648, Israel

> **Re: Sol-Gel Technologies Ltd.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form F-1**
> **Submitted August 11, 2017**
> **CIK No. 0001684693**

Dear Mr. Seri-Levy:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Overview, Page 1

1.   We note your reference in the third paragraph on page 1 to a "shorter regulatory approval process for our product candidate compared with drug delivery systems based on novel excipients." As currently drafted, the disclosure implies that your product candidates will be approved and the regulatory process will be shorter than it is for other product candidates. While it is appropriate for you to say that you will be relying upon prior findings during your development program and the process may be more efficient than if you conducted similar trials, please revise your disclosure to remove any implications

that your product candidates will be approved, are more likely to receive FDA approval or will be approved quickly. If you continue to believe that the regulatory process is shorter than it is for other product candidates, please explain how you expect your use of silica results in fewer trials, shorter trials or other ways of shortening the regulatory process timeframe. Please also make similar revisions throughout your prospectus, including in your Business section, as necessary.

2. We note the risk factor on page 21 that 17.6% of patients enrolled in your TWIN Phase II clinical trial did not complete the study. Please revise the Summary and Business section, to clarify that 128 patients did not complete the study.

3. Efficacy determinations are solely within the FDA's authority. As your product candidates have not received FDA approval, it is premature to state that they are safe or effective. To the extent that your clinical trials support the statements, you may state that your product candidate trials met the primary and secondary endpoints. You may present p values with an explanation of the meaning of these values in the Business section. Please revise your statement "TWIN also exhibited favorable efficacy results compared to its individual active components" on page 2 and all other statements indicating that your products are effective or more effective than other treatments.

4. We note your statement on page 2 that you believe "TWIN represents a differentiated product when compared with currently approved topical acne treatments and, if approved, has the potential to become a preferred treatment for acne." Additionally, we note your disclosure on page 25 indicating that your branded product candidates were not, and will not be subject to head-to-head clinical trials with drugs considered the applicable standard of care. Please revise the referenced statement comparing TWIN to currently approved products and all other similar statements contained on page 86 and elsewhere.

5. We note your reference to your generic product candidate agreement you are developing with Douglas Pharmaceuticals. To the extent that the generic product candidate is material to your operations, please identify the drug and the indication. If is not material to your operations, please remove the references from the summary.

You may contact Ibolya Ignat at (202) 551-3636 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance

cc: Nathan Ajiashvili, Esq.
        Latham & Watkins LLP